UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On January 29, 2016, Scorpio Bulkers Inc. (the "Company") increased the size of its Board of Directors from five to seven members, and appointed Thomas Ostrander and James Nish to serve as Class A and Class C Directors, respectively, and to appoint each of Messrs. Ostrander and Nish to the Company's Audit Committee, effective as of the same date. The Board of Directors has determined that each of Messrs. Ostrander and Nish is an "independent director" as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listing Manual.

Mr. Ostrander served from 2013 to 2015 as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States. From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank. From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities. From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America. Prior to that, he was Head of the Global Industrial Group for North America and Co-Head of the Global group. From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets. Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees. Mr. Ostrander has an MBA from Harvard University and an AB from the University of Michigan in Economics and Accounting.

Mr. Nish has 28 years of experience in investment banking, serving clients across a variety of international industrial markets. He also serves as a Board member and Chairman of the Audit Committee of Gibraltar Industries, Inc. (NASDAQ: ROCK), a manufacturer and distributor of products for building markets, a position he has held since 2015, and has served as a Board member of the CSG Group since 2014, a private company that provides security alarm monitoring and related services to subscribers in the United States. From 2008 to 2012, Mr. Nish was Group Head of Middle Corporate Investment Banking at J.P.Morgan. From 1986 to 2008, he served as Co-Chairman of the Investment Banking Commitment Committee and Group Head of the Industrial Manufacturing Group of Bear Stearns, where he organized and managed the General Industries Group.  Mr. Nish is a Certified Public Accountant and Adjunct Professor in both the Undergraduate Business School and MBA Programs at Baruch College, Zicklin School of Business in New York and at Pace University, Lubin School of Business in New York, where he teaches a number of courses in both the Accounting and Finance departments. Mr. Nish has an MBA from the Wharton School at the University of Pennsylvania and a BS from the State University of New York at Buffalo in Accounting and Business.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-201354).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC.
(registrant)

Dated: February 1, 2016	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer